                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________ ) *


                               Detrex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Common Capital Stock, par value $2.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25068510
                           -------------------------
                                 (CUSIP Number)

                                Gerald B. Rivlin
                                General Partner
                           Rivlin Family Partnership
                                1404 Blackheath
                          Riverwoods, Illinois  60015
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              Page 1 of 7 Pages


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CUSIP NO. 372442202                13D                        PAGE 2 OF 6 PAGES

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Rivlin Family Partnership (and such other persons as are listed on Annex A)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            [PF]
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                                     / /
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois
                            7     SOLE VOTING POWER

                                  Common Capital Stock                               0

       NUMBER OF            8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY                Common Capital Stock                         67,800
        OWNED BY
     EACH REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                  Common Capital Stock                               0
                           10     SHARED DISPOSITIVE POWER

                                  Common Capital Stock                         67,800


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Common Capital Stock                       114,600
            (such amount includes those shares listed on Annex A, though such individuals disclaim any relationship to the
            Reporting Person or that they are acting as a "group" as that phrase is used in the Regulations)
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         / /
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Common Capital Stock                       7.2%
    14      TYPE OF REPORTING PERSON*

            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 2 of 7 Pages
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ITEM 1.  SECURITY AND ISSUER.

                 The securities to which this statement relates are the Common Capital Stock, par value $2.00 per share (the "Common Capital Stock"), of Detrex Corporation, a Michigan corporation (the "Company"). The principal offices of the Company are located at 24901 Northwestern Hwy., Suite 500 Southfield, Michigan 48075.


ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)  Name:

                          Rivlin Family Partnership

                 (b)  Place of Organization:

                          Illinois


                 (c)  Principal Business and Business Address :

                          The principal business of the reporting person is
                 investment in securities. The address of the reporting person is 1404 Blackheath, Riverwoods, Illinois 60015.

                 (d)  Criminal Convictions:

                          During the last five years, the reporting person has
                 not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)  Civil Proceedings Regarding Securities Violations:

                          During the last five years, the reporting person has
                 not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The reporting person acquired beneficial ownership of 67,800 of the shares of Common Capital Stock covered hereby through the purchase of such shares, which acquisition gave rise to the obligation to file this statement on Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The reporting person acquired beneficial ownership of 67,800 of the shares of Common Capital Stock covered hereby through the purchase of such shares, which acquisition gave rise to the obligation to file this statement on Schedule 13D. Such securities and all other securities covered by this statement are being held for general investment purposes.

                 Except as set forth herein, the reporting person does not have any plans or proposals which would relate to or result in:

                 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                              Page 3 of 7 Pages

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Company;

                 (f) Any other material change in the Company's business or corporate structure;

                 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                          Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                 (j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) - (b)  At the date hereof, the reporting person has the
sole power to vote and dispose of 67,800 shares of Common Capital Stock.   The
Common Capital Stock beneficially owned by the reporting person represents 7.2% of the shares of Common Capital Stock reported to be outstanding as of September 30, 1997, as reported in the Company's quarterly report on Form 10-Q, the most recently available filing with the Commission by the Company.

                 (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                 Instruction.  The description of a transaction required by
Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

                 (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                 (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting person and any persons identified in Item 2 or any other persons with respect to any securities of the Company.






                              Page 4 of 7 Pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 None.

















                              Page 5 of 7 Pages


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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Rivlin Family Partnership



Date:  January 15, 1998                    By: /s/ Gerald B. Rivlin
                                              ---------------------------------
                                              Name:   Gerald B. Rivlin
                                              Title:  General Partner













                              Page 6 of 7 Pages
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             ANNEX A TO SCHEDULE 13D OF RIVLIN FAMILY PARTNERSHIP

The aggregate number of shares reported as beneficially owned by the Reporting Person includes shares owned by the following individuals:

                                                                            SHARES OF DETREX
                                                                          CORPORATION COMMON
         NAME                               ADDRESS                          CAPITAL STOCK
-----------------------------        -----------------------------      ----------------------------
      Gerald B. Rivlin                 1404 Blackheath                       7,700
                                       Riverwoods, IL 60015

      Helene Rivlin                    1404 Blackheath                         200
                                       Riverwoods, IL 60015

      Annette Rivlin                   53 Alton Place, #3                    2,800
                                       Brookline, MA  02146

      Deborah Rivlin                   11 Royal Road                         2,600
                                       Brookline, MA  02146

      Jeffrey A. Rivlin                1116 Kenton Road                     10,000
                                       Deerfield, IL  60015

      Sandra Rivlin                    424 Walnut                            2,800
                                       Newtonville, MA  02160

      Lee Rivlin                       1116 Kenton Road                        300
                                       Deerfield, IL  60015

      Jenna Kidrin                     11 Royal Road                         1,000
                                       Brookline, MA  02146

      Sophia Hornick                   424 Walnut                            1,000
                                       Newtonville, MA  02160

      Alissa Kidrin                    11 Royal Road                         1,000
                                       Brookline, MA  02146

      Gerald B. Rivlin                 1404 Blackheath                      14,700
      Individual Retirement            Riverwoods, IL  60015
      Account

      Jeffrey A. Rivlin                1116 Kenton Road                      2,700
      Individual Retirement            Deerfield, IL  60015
      Account





                              Page 7 of 7 Pages